LIBERTY CAPITAL INVESTMENT CORPORATION
Annual Audited Report
December 31, 2020

DUANE LIEBSWAGER, C.P.A., PC
CERTIFIED PUBLIC ACCOUNTANT
15405 SW 116TH AVENUE
SUITE 112
KING CITY, OREGON 97224
503/624-0940

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-42051

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020

                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIBERTY CAPITAL INVESTMENT CORPORATION

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 SW FIRST AVENUE, SUITE 150

(No. and Street)

PORTLAND   OREGON   97201-5333

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY F. PURPURA 503-225-9393

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DUANE LIEBSWAGER, C.P.A., PC

(Name – *if individual, state last, first, middle name*)

15405 SW 116TH AVENUE, SUITE 112   KING CITY   OREGON   97224

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GARY F. PURPURA _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
LIBERTY CAPITAL INVESTMENT CORPORATION _____ , as
of DECEMBER 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____



OFFICIAL STAMP
ANDREA BEVIN CLARK WEBBER
NOTARY PUBLIC-OREGON
COMMISSION NO. 965727
MY COMMISSION EXPIRES AUGUST 24, 2021



Signature

PRESIDENT
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

DUANE LIEBSWAGER, C.P.A., PC

| 70 |

ADDRESS

15405 SW 116TH AVENUE,						
SUITE 112	71	PORTLAND	72	OREGON	73	97224	74
Number and Street		City		State		Zip Code

CHECK ONE

■ Certified Public Accountant | 75 |

☐ Public Accountant | 76 |

☐ Accountant not resident in United States | 77 |
or any of its possessions

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and board of directors
Liberty Capital Investment Corporation

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Liberty Capital Investment Corporation as of December 31, 2020, and the related statements of income, changes in stockholders' equity, cash flows for the year then ended, and the related notes to the financial statements. In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Liberty Capital Investment Corporation as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Liberty Capital Investment Corporation's management. My responsibility is to express an opinion on Liberty Capital Investment Corporation's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and am required to be independent with respect to Liberty Capital Investment Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The supplemental schedule of computation of net capital under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Liberty Capital Investment Corporation's financial statements. The supplemental information is the responsibility of Liberty Capital Investment Corporation's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements, or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the supplemental schedule of computation of net capital under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Duane Liebswager

Duane Liebswager C.P.A., PC
Certified Public Accountant

I have served as Liberty Capital Investment Corporation's auditor since 2009

Portland, Oregon

March 29, 2021

FINANCIAL STATEMENTS

LIBERTY CAPITAL INVESTMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

	2020
ASSETS	
Cash and cash equivalents	$39,119
Receivables from broker dealers	78,312
Receivables – Other	3,884
Inventory positions at clearing Corporation	348,707
Deposits with clearing organizations	25,331
Furniture, equipment at cost – net of accumulated depreciation of $22,527	3,466
Prepaid expenses	21,145
TOTAL ASSETS	$519,964
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
Accounts payable and accrued liabilities	$72,202
Deferred income taxes	16,450
TOTAL LIABILITIES	88,652
STOCKHOLDERS' EQUITY	
Common stock, no par value 7,350 shares issued	16,564
Additional paid-in capital	10,116
Retained earnings	404,632
Total stockholders' equity	431,312
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$519,964

See accompanying notes and accountant's audit report.

LIBERTY CAPITAL INVESTMENT CORPORATION

STATEMENT OF INCOME

For the Year Ended December 31, 2020

	2020
REVENUE	
Commissions	$259,728
Sale of investment company shares	231,402
Dividends and interest	11,342
Fee income	372,354
Other	36,873
Gains (losses) on securities	2,857
Total revenue	914,556
EXPENSES	
Employee compensation and taxes	666,747
Commissions and floor brokerage	66,877
Regulatory fees and assessments	3,583
Communications	5,978
Occupancy and equipment rents	54,786
Professional fees	32,293
Other expenses	44,408
Depreciation	1,109
Total expenses	875,781
NET INCOME BEFORE INCOME TAXES	38,775
INCOME TAXES	(9,731)
NET INCOME	$29,044

See accompanying notes and accountant's audit report.

LIBERTY CAPITAL INVESTMENT CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2020

Common Stock	Shares	Amount	Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2019	7,300	$16,564	$10,116	$375,588	$402,268
New issued shares	50				
Net Income for the year				29,044	29,044
Balance at December 31, 2020	7,350	$16,564	$10,116	$404,632	$431,312

See accompanying notes and accountant's audit report.

LIBERTY CAPITAL INVESTMENT CORPORATION

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2020

	2020
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$29,044
Adjustments to reconcile net income to cash used in operating activities	
Depreciation	1,109
Gains and Losses on Securities	(2,857)
Change in Securities Held for Sale	(11,342)
Change in Deferred Taxes	2,450
Change in operating assets and liabilities	
Change in Receivables	(71,946)
Change in Prepaid Expenses	(631)
Change in Accounts Payable and Accrued Liabilities	(7,711)
Net cash used by operating activities	(61,884)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	0
Net cash used by investing activities	0
CASH FLOWS FROM FINANCING ACTIVITIES	
Repurchase of company stock	0
Net cash used in financing activities	0
Net decrease in cash and cash equivalents	(61,884)
Cash and cash equivalents at beginning of year	101,004
Cash and cash equivalents at end of year	$39,119

Amounts paid for Federal and State Taxes: $7,244

Disclosure of accounting policy:
For purposes of the statement of cash flows, the Company considers cash on hand and cash in bank to be cash equivalents.

See accompanying notes and accountant's audit report.

LIBERTY CAPITAL INVESTMENT CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2020

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Date of Management's Review – Management has evaluated subsequent events through March 29, 2021, the date of which the financial statements were available to be issued.

General

Liberty Capital Investment Corporation was incorporated on October 1, 1989, in Oregon. The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA), Municipal Securities Rulemaking Board (MSRB) and Securities Insurance Protection Corporation (SIPC).

Revenue Recognition

Significant Judgements
Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions
Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Sale of investment company shares. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Asset Management
Investment advisory fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Investments

Marketable securities are valued at fair value. The resulting difference between cost and fair value is included in income.

Fixed Assets

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

Use of Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires that management makes estimates and assumptions which affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – RECEIVABLE FROM BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Accounts receivable from brokers, dealers and clearing organizations result from the Company's normal trading activities. The Company considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

NOTE C – INVENTORY POSITION AT CLEARING CORPORATION

Marketable securities owned at December 31, 2020, consist of investment securities at quoted market values.

Readily marketable (allowable):	Market Value	Cost	Unrealized
Corporate stocks and bonds	$275,322	$221,247	$54,075
Bank insured deposits	0	0	0
	$275,322	$221,247	$54,075

Fair Value Measurement at Reporting Date Using:

Description	2020	Quoted Price in Active Markets For Identical Assets Level 1
Securities held for sale	$348,707	$348,707
Total	$348,707	$348,707

NOTE D – FIXED ASSETS

Fixed assets include property and equipment. Useful lives of equipment range from 5 to 10 years. At December 31, 2020, fixed assets consist of:

Furniture and fixtures	$25,160
Leasehold improvements	1,530
Less accumulated depreciation	(23,224)
	$3,466

Depreciation expense was $1,109 for the year ended December 31, 2020.

NOTE E – CAPITAL STOCK

Capital stock at December 31, 2020 consists of:

10,000 shares of no-par value common stock authorized, $16,564
7,350 issued and outstanding

NOTE F – INCOME TAXES

The Company is no longer subject to federal or state examinations by taxing authorities for years before 2017, generally for three years after they were filed.

	Deferred	Current	Total
Federal	$1,810	$5,481	$7,291
State	640	1,800	2,440
Total Provision	$2,450	$7,281	$9,731

Deferred income taxes are provided when income and expenses, principally relating to the valuation of investment securities and differences in depreciation methods for book and tax, are recognized in different years for financial and tax reporting purposes.

NOTE G – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $364,085, which was $358,175 in excess of its required net capital of $5,910. The Company's ratio of aggregate indebtedness to net capital was 0.24 to 1.

NOTE H – RETIREMENT PLAN

The Company maintains a Savings Incentive Match Plan for Employees (SIMPLE-IRA) in which all employees receiving at least $5,000 during any prior year are eligible to participate. Employees can elect to defer up to $10,500 ($13,000 if age 50 or older). The Company contributes 2% of wages up to $4,500 for all employees. The contribution made for the year ended December 31, 2020, was $12,839.

NOTE I – STOCKHOLDERS' AGREEMENT

The stockholders of the Company have an agreement stipulating, among other things, the terms under which the Company's stock can be sold or transferred. The agreement provides that a stockholder intending to dispose of an interest in the Company must first offer his stock to the other stockholders at a price determined in accordance with the agreement. Any shares not purchased by the remaining stockholders will be purchased by the Company. The agreement also provides that the other stockholders may redeem the shares owned by a stockholder upon death or disability.

NOTE J – LEASE COMMITMENTS

The Company entered into a lease agreement effective July 1, 2006, for lease of office space and parking. Parking is at the current market rate. The agreement was extended through December 2021, with monthly rent at $5,096.

The future lease commitments are summarized as follows:

2021	61,152
	$61,152

Total rent expense including parking for 2020 was $60,174.

NOTE K – CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at one financial institution located in Portland, Oregon. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2020, the Company's uninsured cash balance was $0.00.

NOTE L – COMMITMENTS AND CONTINGENT LIABILITIES

The Company has a small possibility of being involved in a lawsuit regarding withdrawals from a client's account where the client's trustees are in a dispute. There is no provision due to the non-estimable nature of the liability.

NOTE M – CORONAVIRUS 2019 (COVID-19)

The Company's operations may be affected by the recent and ongoing outbreak of the coronavirus disease 2019 (COVID-19) which was declared a pandemic by the World Health Organization in March 2020. The ultimate disruption which may be caused by the outbreak is uncertain; however, it may result in a material adverse impact on the Company's financial position, operations, and cash flows. Possible effects include but are not limited to, disruption to the Company's customers and revenue.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

LIBERTY CAPITAL INVESTMENT CORPORATION

SCHEDULE 1

**FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT – PART IIA
FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION**

COMPUTATION OF NET CAPITAL

For Year Ended December 31, 2020

	2020
Stockholders' equity from statement of financial condition	$431,312
Deduct equity not allowable for net capital	0
Stockholders' equity qualified for net capital	431,312
Deductions and/or charges	
Non-allowable assets:	
Furniture and equipment	(3,466)
Prepaid expenses	(21,145)
Net capital before haircuts	406,701
Haircut on other securities	(42,616)
Net Capital	$364,085
Computation of net capital requirement	
Minimum net capital required	$5,910
Minimum dollar net capital requirement	$5,000
Excess net capital	$358,175
Aggregate Indebtedness	
Items included from statement of financial condition:	
Account payable and accrued liabilities	$88,652
Total aggregate indebtedness	$88,652
Ratio: Aggregate indebtedness to net capital	0.24 to 1

LIBERTY CAPITAL INVESTMENT CORPORATION

SCHEDULE 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT – PART IIA FORM X-171-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 17a-5

For Year Ended December 31, 2020

	<u>2020</u>
NET CAPITAL	
Net capital as of December 31, per unaudited report filed by respondent	$366,535
Adjustments	
Increase (Decrease) in net capital	2,450
Rounding	0
Net capital at December 31, as adjusted	<u>$364,085</u>
AGGREGATED INDEBTEDNESS	
Total aggregate indebtedness as of December 31, per unaudited report filed by respondent	$86,202
Rounding	0
Increase (Decrease) in aggregate indebtedness	2,450
Total aggregate indebtedness as of December 31, as adjusted	<u>$88,652</u>

Duane Liebswager CPA, PC
Certified Public Accountant

15405 SW 116th Avenue, Suite 112
King City, OR 97224
Duane G. Liebswager

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of Directors and Shareholders

of Liberty Capital Investment Corporation

I have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5, in which (1) Liberty Capital Investment Corporation identified the following provisions of 17 C.F.R. 15c3-3(k) under which Liberty Capital Investment Corporation claimed an exemption from 17 C.F.R. §240.15c3-3(2)(ii) (exemption provisions) and (2) Liberty Capital Investment Corporation stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. Liberty Capital Investment Corporation's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquires and other required procedures to obtain evidence about Liberty Capital Investment Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Paragraph (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Portland, Oregon

Duane Liebswager

Duane Liebswager, C.P.A., PC

March 29, 2021

2020 Exemption Report

SEC Rule 15c3-3

Liberty Capital Investment Corporation, during calendar year 2020, claimed an exemption to SEC Rule 15c3-3. Liberty Capital Investment Corporation met the following criteria, without exception, for the calendar year 2020 under section (k)(2)(ii) of the Rule:

> Liberty Capital Investment Corporation is not a carrying firm. Liberty Capital carries no margin accounts, promptly transmits all customer funds, does not receive or handle customer securities, does not otherwise hold funds or securities for, or owe money to, customers and effectuates all financial transactions between the broker/dealer and its customers through Hilltop Securities Corporation.

The Internal Control over the compliance of the broker dealer was effective during the entire fiscal year 2019 and was effective at the end of fiscal year 2020.

The broker dealer was in compliance with 17 C.F.R. 240.15c3-1 (the net cap rule) and 240.15c3-3(e) (the reserve requirement rule) as of the end of fiscal year 2020.

The information used by the broker dealer to state whether it was in compliance with the net cap rule and the reserve requirements rule was derived from the books and records of the broker dealer.

I certify that the above statement is true and accurate to the best of my knowledge.

Gary Purpura

Gary F. Purpura

President / Principal

Duane Liebswager CPA, PC
Certified Public Accountant
15405 SW 116th Avenue, Suite 112
King City, OR 97224
Duane G. Liebswager

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED UPON PROCEDURES

To the Shareholders and Board of Directors
Liberty Capital Investment Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below, which were agreed to by Liberty Capital Investment Corporation and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Liberty Capital Investment Corporation (the "Company") for the year ended December 31, 2020, solely to assist you and SIPC in evaluating Liberty Capital Investment Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

- Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement recorded entries noting no differences;

- Compared the amounts reported on the annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the amounts reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

- Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences:

- Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

- Compared the amount of any over-payment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, I do not express such an opinion. Had I performed additional procedures; other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Duane Liebswager

Duane Liebswager C.P.A., PC

March 29, 2021

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*41*******2753**********************MIXED AADC 220
42051 FINRA DEC
LIBERTY CAPITAL INVESTMENT CORP
1800 SW 1ST AVE STE 150
PORTLAND, OR 97201-5359

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Stefanie Reel 503-225-9393

2. A. General Assessment (item 2e from page 2) $ 918.70

B. Less payment made with SIPC-6 filed (**exclude interest**) (463.00)

07/27/2020
Date Paid

C. Less prior overpayment applied (~~0~~ 660.46)

D. Assessment balance due or (overpayment) ~~455.70~~

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ ~~455.70~~ (204.76)

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ ~~455.70~~

H. Overpayment carried forward $(204.76)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Liberty Capital Investment Corporation
(Name of Corporation, Partnership or other organization)

Gary Purpura
(Authorized Signature)

President
(Title)

Dated the_____ day of 1/30/2021, 20_____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2020**
and ending **12/31/2020**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 914,555

2b. Additions:

   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   0

   (2) Net loss from principal transactions in securities in trading accounts.   0

   (3) Net loss from principal transactions in commodities in trading accounts.   0

   (4) Interest and dividend expense deducted in determining item 2a.   0

   (5) Net loss from management of or participation in the underwriting or distribution of securities.   0

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   0

   (7) Net loss from securities in investment accounts.   0

      Total additions   0

2c. Deductions:

   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   231,401

   (2) Revenues from commodity transactions.   0

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   66,877

   (4) Reimbursements for postage in connection with proxy solicitation.   0

   (5) Net gain from securities in investment accounts.   2,857

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   951

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   0

   (8) Other revenue not related either directly or indirectly to the securities business.
     (See Instruction C):   0

     (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,
       Code 4075 plus line 2b(4) above) but not in excess
       of total interest and dividend income. $ 0

     (ii) 40% of margin interest earned on customers securities
       accounts (40% of FOCUS line 5, Code 3960). $ 0

       Enter the greater of line (i) or (ii)   0

       Total deductions   302,086

2d. SIPC Net Operating Revenues $ 612,469

2e. General Assessment @ .0015 $ 918.70

(to page 1, line 2.A.)

2

SIPC-6 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Payment Form

For the first half of the fiscal year ending 12/31/2020

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-6 (36-REV 12/18)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*17*******2809*********************MIXED AADC 220
42051 FINRA DEC
LIBERTY CAPITAL INVESTMENT CORP
1800 SW 1ST AVE STE 150
PORTLAND, OR 97201-5359

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Stefanie Reel 503-225-9393

2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2) $ 463.00

1. Less prior year overpayment applied as reflected on SIPC-7 if applicable (0)

2. Assessment balance due 463.00

B. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

C. Total assessment and interest due $ 463.00

D. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as C above) $ ________

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Liberty Capital Investment Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 27 day of July, 20 20.

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2020**
and ending **6/30/2020**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 433,179

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. 0

(2) Net loss from principal transactions in securities in trading accounts. 0

(3) Net loss from principal transactions in commodities in trading accounts. 0

(4) Interest and dividend expense deducted in determining item 2a. 0

(5) Net loss from management of or participation in the underwriting or distribution of securities. 0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. 0

(7) Net loss from securities in investment accounts. 37,690

Total additions $470,869

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. $127,058

(2) Revenues from commodity transactions. 0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 34,220

(4) Reimbursements for postage in connection with proxy solicitation. 0

(5) Net gain from securities in investment accounts. 0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 924

(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): 0

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $ 0

Enter the greater of line (i) or (ii) 0

Total deductions $162,202

2d. SIPC Net Operating Revenues $ 308,667

2e. General Assessment @ .0015 $ 463.00

(to page 1, line 2.A.)

2

Witnessing or Attesting a Signature

State of OREGON

County of Multnomah

Signed (or attested) before me on (date) 27 July , 20 20

by (name(s) of individual(s)) Gary Purpura .



Notary Public - State of Oregon

Official Stamp



OFFICIAL STAMP
ANDREA BEVIN CLARK WEBBER
NOTARY PUBLIC-OREGON
COMMISSION NO. 965727
MY COMMISSION EXPIRES AUGUST 24, 2021

Document Description

This certificate is attached to page 3 of a SIPC-6 Payment Form (title or type of document),

dated 27 July , 20 20 , consisting of 3 pages.

Liberty Capital Investment Corp.
1800 SW 1st Avenue Ste. 150
Portland, OR 97201
503.225.9393

10377

27 July 2020

24-22/1230

PAY TO THE ORDER OF SIPC $ 463.00

four hund sixty three DOLLARS

Security features are included. Details on back.

US Bank
410 SW Harrison St.
Portland, OR 97201

FOR

⑆123000220⑆ 153605558151⑈0377

Order Online at www.cfmbusiness.com